Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

January 16, 2014

VIA EMAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Preliminary Proxy Statement on Schedule 14A

Filed on December 3, 2013 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, David R. Johnson, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated December 12, 2013 (the “Comment Letter”), with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). Filed concurrently herewith is Amendment No. 1 to the Proposing Shareholders’ Schedule 14A (the “Amended Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14A.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.	Please include all information relating to your nominees in your next amendment. We will not be in a position to further review your solicitation statement until this information is provided.

January 16, 2014

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include information relating to each of the five nominees.

2.	Please confirm that you will mail the solicitation statement to all holders of record on each of the removal proposal record date and the special meeting record date.

Response:

On behalf of the Proposing Shareholders, we confirm that the definitive solicitation statement will be mailed to all holders of record on each of the Removal Proposal Record Date and the Special Meeting Record Date. Please note that we will request such information from the Company, but our ability to deliver materials to record holders (in addition to beneficial owners who receive materials via Broadridge) is dependent on the Company’s willingness to cooperate with us in a timely manner.

3.	We understand that you have entered into nomination agreements, or begun negotiations with respect thereto, with up to five individuals, including Keith Meister and Jeff Blau. If true, please disclose these arrangements, or advise as to why you believe this is not required. See Item 5(b)(2) of Schedule 14A.

Response:

We respectfully submit to the Staff that prior to January 15, 2014, neither Related nor Corvex had entered into any nomination agreements. At this time, a nomination agreement has been properly executed with each of the five nominees (which do not include Keith Meister or Jeff Blau), and such agreements are properly disclosed in the Amended Schedule 14A.

Form of Proxy Card

4.	Please separate your proxy card and consent card so that they are on individual pieces of paper, with separate signatures. See Rule 14a-4(d)(3). Likewise, please modify the disclosure in your proxy statement so that it does not refer to a “consent/proxy card,” and where appropriate, indicate the differing treatment between these two solicitations. By way of example only, please revise the disclosure appearing under the heading “What should I do if I decide to revoke my consent?” on page 2 to specify the differing revocation deadlines for each proxy that you seek.

January 16, 2014

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to separate the consent card and the proxy card. We have modified the disclosure in the Amended Schedule 14A such that there are no longer references to a “consent/proxy card.”

Investor Presentation Dated April 18, 2013

New Strategic Plan, page 51

5.	We note your belief that reinvesting in CWH’s existing portfolio can lead to a “stabilized NOI” of $547 million, an increase of approximately $70 million from actual NOI. We further note that this “stabilized NOI” estimate forms the basis for your calculations of total enterprise value, net asset value and target share prices. Please revise to substantially support this estimate…

Response:

We respectfully submit to the Staff that at this time the April 18, 2013 presentation has been removed from the Corvex/Related website and is not being used for purposes of this solicitation.

On behalf of each of the Participants (as such term is defined in the Amended Schedule 14A), the undersigned hereby acknowledges that (i) the Participants are responsible for the adequacy and accuracy of the disclosure in the Amended Schedule 14A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended Schedule 14A; and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

January 16, 2014

cc:	James Moloney

Gibson, Dunn & Crutcher LLP

Keith Meister

Corvex Management LP

Richard O’Toole

Related Fund Management, LLC